Exhibit 99.4

Ill I II ANNUAL MEETING CELESTICA INC. Broadridgem 51 MERCEDES WAY EDGEWOOD NY 11717 WHEN: THURSDAY, APRIL 21, 2016 AT 9:30A.M. EDT WHERE: TMX BROADCAST CENTRE THE EXCHANGE TOWER 130 KING STREET WEST TORONTO, ONTARIO ** CELESTICA INC. 844 DON HILLS ROAD TORONTO, ONH3C 1V7 CANADA About Voting A meeting is being held for the holders of the securities listed on the other side of this fonn. As a beneficial holder of the securities you have the right to vote on the item(s) being covered at the meeting, which are described in the Proxy Statement. Please read the Proxy Statement carefully and take note of any relevant proxy deposit date. We need to receive your voting instructions at least one business day before the proxy deposit date noted on the reverse. Instruction 2 If you have any questions, please contact the person who services your account. We have been requested to forward to you the enclosed proxy material relative to securities held by us in your account but not registered in your name. Only we as the holder of record can vote such securities. We shall be pleased to vote your securities in accordance with your wishes, if you will execute the fonn and return it to us promptly in the enclosed business reply envelope. It is understood that if you sign without otherwise marking the form your securities will be voted as recommended in the Proxy Statement. For this meeting, the extent of our authority to vote your securities in the absence of your instructions can be determined by referring to the applicable voting instruction number indicated on the face of your fonn. For margin accounts, in the event your securities have been loaned over record date, the number of securities we vote on your behalf has been or can be adjusted downward. Please note that under a rule amendment adopted by the New York Stock Exchange for shareholder meetings held on or after January 1, 2010, brokers are no longer allowed to vote In order for your securities to be represented at the meeting on one or more matters before the meeting, it will be necessary for us to have your specific voting instructions. If your securities are held by a bank, your securities cannot be voted without your specific instructions. Instruction 3 In order for your securities to be represented at the meeting, it will be necessary for us to have your specific voting instructions. Instruction 4 We have previously sent you proxy soliciting material pertaining to the meeting of shareholders of the company indicated. According to our latest records, we have not as of yet received your voting instruction on the matter(s) to be considered at this meeting and the company has requested us to communicate with you in an endeavor to have your securities voted. **If you hold your securities through a Canadian broker or bank, please be advised that you are receiving the voting instruction form and meeting materials, at the direction of the issuer. Even if you have declined to receive securityholder materials, a reporting issuer is required to deliver these materials to you. If you have advised your intennediary that you object to the disclosure of your beneficial ownership information to the reporting issuer, it is our responsibility to deliver these materials to you on behalf of the reporting issuer.These materials are being sent at no cost to you. To attend the meeting and vote your shares in person securities held in their clients' accounts on uncontested elections of directors unless the client has provided voting instructions (it will continue to be the case that brokers cannot vote their clients' securities in contested director elections). Consequently, if you want us to vote your securities on your behalf on the election of directors, you must provide voting instructions to us. Voting on matters presented at shareholder meetings, particularly the election of directors is the primary method for shareholders to influence the direction taken by a publicly-traded company. We urge you to participate in the election by returning the enclosed voting instruction form to us with instructions as to how to vote your securities in If you wish to attend the meeting, mark the appropriate box on the other side of this fonn, and a legal proxy will be issued and mailed to you. The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the Proxy Statement applicable to the delivery of a proxy. this election. · If your securities are held by a broker who is a member of the New York Stock Exchange (NYSE), the rules of the NYSE will guide the voting procedures. These rules provide that if instructions are not received from you prior to the issuance of the first vote, the proxy may be given at the discretion of your broker (on the tenth day, if the material was mailed at least 15 days prior to the meeting date or on the fifteenth day, if the proxy material was mailed 25 days or more prior to the meeting date). In order for your broker to exercise The legal proxy will be mailed to the name and address noted on the other side of this fonn. You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the Proxy Statement. You or your designate must attend the meeting for your vote to be counted. Allow sufficient time for the mailing and return of the legal proxy by the proxy deposit date to the issuer or its agent. Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps in order for the proxy to be fully effective under applicable law. For example, it may be necessary that you deposit the legal proxy with the issuer or its agent in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on this voting instruction fonn will not be effective. If you have any questions, please contact the person who services your account. Disclosure of Information - Electing to Receive Financial Statements or this discretionary authority, proxy material would need to have been mailed at least 15 days prior to the meeting date, and one or more of the matters before the meeting must be deemed "routine" in nature according to NYSE guidelines. If these two requirements are met and you have not communicated to us prior to the first vote being issued, we may vote your securities at our discretion on any matters deemed to be routine. We will nevertheless follow your instructions, even if our discretionary vote has already been given, provided your instructions are received prior to the meeting date. The following instructions provide specifics regarding the meeting for which this voting fonn applies. Instruction 1 All proposals for this meeting are considered "routine". We will vote in our discretion on all proposals, if your instructions are not received. If your securities are held by a bank, your securities cannot be voted without your specific instructions. Requesting Meeting Materials By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the issuer (or its agent) for mailing purposes. P73831-l5101Ql08 PLEASE SEE OVER 1

VOTING INSTRUCTION FORM
CELESTICA INC.

MEETING TYPE: ANNUAL MEETING
MEETING DATE: THURSDAY, APRIL 21, 2016 AT 9:30 A.M. EDT
RECORD DATE: FOR HOLDERS AS OF MARCH 04, 2016
PROXY DEPOSIT DATE: APRIL 19, 2016
A/C

15101Q108

** ISSUER COPY **

STEP 1 — REVIEW YOUR VOTING OPTIONS

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE.

SCAN TO VIEW MATERIAL AND VOTE NOW

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT:

1-800-454-8683

BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. SEE VOTING INSTRUCTION NO. 2 ON REVERSE

*****WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.*****

STEP 2 — COMPLETE YOUR VOTING DIRECTIONS

1 - **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX " ■ " PER NOMINEE IN BLACK OR BLUE INK)

	FOR	WITHHOLD		FOR	WITHHOLD
01-DANIEL P. DIMAGGIO	☐	☐	07-EAMON J. RYAN	☐	☐
02-WILLIAM A. ETHERINGTON	☐	☐	08-GERALD W. SCHWARTZ	☐	☐
03-LAURETTE T. KOELLNER	☐	☐	09-MICHAEL M. WILSON	☐	☐
04-ROBERT A. MIONIS	☐	☐			
05-JOSEPH M. NATALE	☐	☐			
06-CAROL S. PERRY	☐	☐			

ITEM(S): (FILL IN ONLY ONE BOX " ■ " PER ITEM IN BLACK OR BLUE INK)

VOTING RECOMMENDATIONS

Item			Recommendation
2 - APPOINTMENT OF KPMG LLP AS AUDITOR OF CELESTICA INC. ------------>>>	FOR ☐	WITHHOLD ☐	2 <<<--- FOR 0010200
3 - AUTHORIZATION OF THE BOARD OF DIRECTORS OF CELESTICA INC. TO FIX -->>> THE REMUNERATION OF THE AUDITOR.	FOR ☐	WITHHOLD ☐	3 <<<--- FOR 0070103
4 - ADVISORY RESOLUTION ON CELESTICA INC.'S APPROACH TO EXECUTIVE ---->>> COMPENSATION.	FOR ☐	AGAINST ☐	4 <<<--- FOR 0029440

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

UNDER SECURITIES REGULATIONS, SECURITYHOLDERS MAY ELECT ANNUALLY TO RECEIVE THE ANNUAL,INTERIM FINANCIAL STATEMENTS OR BOTH INCLUDING RELEVANT MD&A BY MAIL. INDICATE YOUR PREFERENCE IN THE APPROPRIATE BOX(S) PROVIDED. NONE ☐ ANNUAL ☐ INTERIM ☐

FILL IN THE BOX " ■ " TO THE RIGHT IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON. → ☐

STEP 3 — THIS DOCUMENT MUST BE SIGNED AND DATED

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y